Exhibit (a)(5)(C)

Tender Offer Talking Points

MODIFIED DUTCH AUCTION TENDER OFFER

•	Our Board of Directors (the “Board”) has been actively evaluating ways to provide liquidity to our stockholders.

•	The Board has unanimously approved the commencement of a $200 million modified “Dutch Auction” tender offer (the “Offer”).

•	When we announced the student housing transaction in January, we were confident that we would be able to provide a liquidity opportunity for our stockholders. We are pleased to be living up to that promise.

•	The Board and management believe this is the best course of action for stockholders who maintain their position in InvenTrust Properties Corp. (the “Company”), while also balancing the need for immediate liquidity for stockholders who wish to sell some or all of their position in the Company.

TENDER OFFER DETAILS

•	The price range will be specified by the tendering stockholders and will not exceed $2.94 or be less than $2.45 per share, net to the seller in cash less the withholding of any applicable taxes and without interest, in seven ($0.07) cent increments.

•	All shares properly tendered pursuant to the Offer will be purchased at the same purchase price, even shares tendered at a lower price.

•	The Offer commenced on October 27, 2016 and will expire at 5:00 p.m., New York City time, on November 28, 2016, a time frame that may be extended at the Company’s discretion.

•	Promptly after the closing, the final price (within the stated range) will be determined at a level that will enable the Company to purchase the maximum number of outstanding shares, up to $200 million.

•	The Company will be making no recommendation to stockholders as to whether they should tender or refrain from tendering their shares. Stockholders must make their own decisions.

•	A video by Tom McGuinness discussing the Offer is available on the InvenTrust website.

FAQs

Q: What is a modified “Dutch Auction” tender offer?

A: A modified “Dutch Auction” tender offer is an auction structure in which each stockholder may indicate the price (within a range established by us) that the stockholder would be willing to sell shares back to us. In this case, we are offering to purchase for cash up to $200 million in value of our shares pursuant to tenders at a price specified by the tendering stockholders, of not greater than $2.94 or less than $2.45 per share subject to the terms and conditions of the Offer. We will set the purchase price at the lowest price per share (in increments of $0.07) that will allow us to purchase up to $200 million in value of tendered shares. The same price will be paid for all tendered shares accepted for purchase. In accordance with the rules promulgated by the SEC, we may increase the number of shares accepted for payment in the offer by up to 2% of the outstanding shares without amending or extending the Offer. This could result in the dollar value of the Offer increasing by up to approximately $42 million assuming a purchase price at the low end of the range or $51 million assuming a purchase price at the high end of the range. Please review the Offer to Purchase for all of the Offer details.

Q: What is the purpose of the Offer?

A: We understand that our stockholders may have different needs with respect to the liquidity of their shares. The Offer is part of our overall goal to enhance stockholder value while addressing the needs of certain of our stockholders who desire liquidity for all or a portion of their shares. Accordingly, the purpose of the Offer is to provide those stockholders who wish to obtain immediate liquidity for their shares an opportunity to do so in an efficient manner and at a price above the prices available on the secondary market, while at the same time balancing the best interests of the Company and of those stockholders who wish to remain invested in the Company.

Overall, we believe that the Offer is a prudent use of our financial resources given our business profile, capital structure, assets and liabilities. As a way to further the dual purposes of the Offer, the modified “Dutch Auction” tender offer set forth in this Offer to Purchase represents an efficient mechanism to provide our stockholders who desire immediate liquidity with the opportunity to tender shares, while also providing a benefit to those stockholders who do not participate in the Offer, as such non-participants will automatically increase their relative percentage ownership interest in us and our future operations, including any liquidity events that we may have in the future. We believe that the continuing refinement of our retail portfolio, which we anticipate completing over the next 18 to 24 months, will maximize long-term value for our stockholders, position us for future success, and position us for a potential liquidity event for our investors.

The final decision on whether to hold or tender shares and at what price needs to be made by each individual stockholder.

Q: How was the size and price range of the Offer determined?

A: Our Board considered, among other things, (i) the amount of cash that we would have available to fund the Offer given the cash needs for the business and the payment of the Company’s existing debt, (ii) the potential accretion to earnings and estimated share value at each price point compared to the risk-adjusted returns available from reinvesting in new assets and (iii) the likelihood that stockholders would tender.

Our Board also took note of the prices at which shares have been offered and sold in secondary market transactions reported by third parties since we announced our estimated share value. In transactions from May 15 to September 30, 2016 on the secondary market, according to an independent secondary market auction provider, sales of our common stock on such provider’s platform have ranged from $1.65 to $2.24 per share. Management noted that these secondary market transactions are small in relation to the number of shares outstanding and there is no assurance that all transactions are reported or that the transactions reported are being accurately reported. In addition, our Board took into account the “mini tender” purchase price of $1.25 per share that a third party recently offered to our stockholders.

Q: Why not pay a one-time special distribution to all stockholders?

A: Our Board reviewed and evaluated different liquidity options for our stockholders. The Board considered declaring a one-time special distribution payable to all stockholders. Our Board noted, however, that a special distribution would not allow flexibility for investors. The stockholders who would like to retain their investment in InvenTrust may receive a portion of their investment back, while the investors looking to fully liquidate their InvenTrust stock would still own a significant portion of the company’s stock. The Board also noted the cash used for the special distribution would not be available to invest in yield- generating assets, which we believe would positively impact our future earnings and net asset value. A special distribution would also not reduce the number of shares that we have outstanding.

Q: Why not just open up a general share repurchase program?

A: We understand that our stockholders may have different needs with respect to the liquidity of all or a portion of their shares. The Offer is part of our overall goal to enhance shareholder value while addressing the needs of certain of our stockholders who desire liquidity for all or a portion of their shares. Accordingly, the purpose of the Offer is to provide those stockholders who wish to obtain immediate liquidity for their shares an opportunity to do so in an efficient manner and at a price above the prices available on the secondary market, while at the same time balancing the best interests of the Company and those stockholders who wish to remain invested in the Company.

Our Board considered a general repurchase program. Consistent with existing law our Board noted that repurchases under a general repurchase program may not, over any twelve-month period, exceed more than 5% of our issued and outstanding shares at the beginning of the twelve calendar month period.

For example, we had 862,215,694 shares outstanding as of October 15, 2016. Thus, we would be able to purchase up to approximately 43 million shares under a general repurchase program over the twelve (12) month period beginning October 15, 2016. Under the Offer, in contrast, assuming the purchase price is equal to the lowest price within our range, we could purchase up to 82 million shares representing approximately 9.5% of the outstanding shares as of October 15, 2016 and if the purchase price is equal to the highest price within our range, we could purchase up to 68 million shares representing approximately 7.9% of the outstanding shares as of October 15, 2016. In addition, under the Offer we are able to give preference to stockholders owning less than 100 shares. We would not be able to do so under a general repurchase program.

Q: Will stockholders pay a fee in connection with tendering their shares?

A: No. Stockholders will not incur any fee, including any brokerage fee or commissions, in connection with tendering their shares in the Offer. If you hold your Shares through a broker, dealer, commercial bank, trust company, custodian or other nominee and that person tenders Shares on your behalf, that person may charge you a fee for doing so.

Q: How will stockholders tender their shares?

A: The Offer materials, including the Offer to Purchase, the Letter of Transmittal, and other related materials, have been mailed to all stockholders. Stockholders are urged to carefully read all of these materials in their entirety. We recommend that you consult your professional financial advisor to determine the status of your account and the best way to tender your shares. If you DO NOT wish to sell your shares at this time, no action is required.

Q: At what price will InvenTrust purchase shares in the Offer?

A: The Offer will be structured as a modified “Dutch Auction,” with a minimum price of $2.45 per share and a maximum price of $2.94 per share, in $0.07 increments, such as: $2.52, $2.59, $2.66, $2.73, $2.80, and $2.87. The stockholders tendering shares will determine the final purchase price. We will set the purchase price at the lowest price per share (in increments of $0.07) that will allow us to purchase up to $200 million in value of tendered shares.

Q: Will the tender offer affect my quarterly distribution?

A: If you elect to remain a stockholder and do not tender your shares, you will continue to receive our quarterly distributions based on the number of shares you own on the record dates for the distributions. If you do decide to tender all or a portion of your shares, you will no longer receive a distribution on those shares.

Q: What if stockholders tender more than $200 million?

A: If stockholders tender more than $200 million, we will purchase shares on the following basis:

•	First, we will purchase all shares tendered by “odd lot holders” (stockholders holding fewer than 100 shares); and

•	Second, after the purchase of all the shares properly tendered and not properly withdrawn by odd lot holders, we will purchase all other shares properly tendered and not properly withdrawn at or below the price that is ultimately determined to be the purchase price, on a pro rata basis with appropriate adjustments to avoid the purchase of fractional shares. This means that each stockholder will only have a portion of their shares purchased.

Q: Following the Offer, will the Company continue as a public reporting company?

A. Yes.

Q: Will there be any tax consequences if I tender my shares?

A: Yes. If we accept your tender of shares, you will be treated as either having sold or exchanged those shares in a taxable transaction or, under certain circumstances, having received a distribution with respect to those shares that is treated as a dividend to the extent it is paid out of our current or accumulated earnings and profits. You should consult your tax advisor regarding the tax consequences of tendering your shares.

A portion of the gross proceeds payable to a tendering stockholder may be withheld and remitted to the IRS pursuant to the U.S. federal backup withholding rules, unless an exemption applies under the applicable law and regulations. Please see Section 16 of the Offer to Purchase for further details on this topic.

Q: Has the Board of Directors or the Company adopted a position on the Offer?

A: Although our Board has authorized the Offer, none of the Company, any member of our Board, DST, in its capacity as Paying Agent, Information Agent or Depositary, or any of their respective affiliates has made, or is making, any recommendation to you as to whether to tender your shares. You must make your own decision as to whether to tender your shares, how many shares to tender and the price or prices at which you may choose to tender. You are urged to discuss your decision with your tax advisor, financial advisor and/or custodian.

Q: Do the Company’s directors or executive officers intend to tender their shares in the Offer?

A: We have been advised that none of our directors or executive officers intend to tender any shares in the Offer.

Q: Will you implement a general share repurchase program after the Offer is completed?

A: While we have no current plans to do so, we reserve the right to implement a general repurchase program or commence an additional tender offer or offers for our shares following the expiration date of November 28, 2016. Any such repurchase program or tender offer will depend on, among other things, our results of operations, financial position and capital requirements, general business conditions, legal, tax, regulatory and contractual constraints or restrictions and other factors our management team and board of directors deem relevant. There is no assurance that we will implement a general repurchase program or commence an additional tender offer or offers following the expiration of the Offer. Pursuant to the applicable securities laws, neither we nor any of our affiliates may make any purchases of shares until the expiration of at least ten business days after the date of termination of the Offer.

Q: If I own fewer than 100 shares and I tender all of my shares, will I be subject to proration?

A: If you beneficially or of record own fewer than 100 shares in the aggregate, you will not be subject to proration if: (1) you properly tender all of these shares at or below the price that is ultimately determined to be the purchase price, (2) you do not properly withdraw them before 5 p.m. New York City time on the expiration date of November 28, 2016 and (3) you complete the Letter of Transmittal and the Odd Lot certification form.

Q: Will I be notified of any defects in the documents I submit?

A: To the extent practicable, the Company and DST will attempt to give notice of any defects or irregularities in tenders, provided, however, that none of the Company or DST will be obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give any such notice. Any notice given will be in the form of a letter. It is the risk and responsibility of a tendering stockholder to ensure the proper completion and timely delivery of all materials necessary to properly tender their shares.

Q: Must I tender all of my shares to participate in the Offer?

A: No. Other than odd lot holders seeking to have all of their shares acquired in the Offer (who must tender all of their shares to be entitled to odd lot priority), you may tender all of your shares, a portion of your shares or none of your shares. You are able to tender your shares regardless of how long you have owned them.

Q: When will the Offer expire? Can the Offer be extended? How will I be notified if the offer period is extended?

A: You may tender your shares until the Offer expires at 5:00 p.m. New York City Time on November 28, 2016. We may choose to extend the offer period for any reason. If we extend the offer period, we will issue a press release no later than 9:00 a.m., New York City time, on the next business day after the expiration date. We cannot assure you that the Offer will be extended or, if extended, for how long it will be extended.

Q: May I withdraw my tendered shares?

A: Yes. You may withdraw any or all shares tendered at any time prior to 5:00 p.m. New York City time on the expiration date of November 28, 2016. To withdraw your tendered shares, you must properly submit a written notice of withdrawal (a Withdrawal Letter) available on our website at www.inventrustproperties.com and deliver it, together with any other required documents, to DST at the appropriate address shown on the Important Instructions and Information page accompanying the Letter of Transmittal. Please note that a Withdrawal Letter delivered via a method of delivery other than U.S. mail or overnight courier service will not be accepted.

Certain statements and assumptions I will make contain or are based upon “forward-looking” information. When I use the words “will,” may,” “anticipate,” “estimate,” “should,” “expect,” “believe,” “intend,” or similar expressions, I am making a forward-looking statement. Such forward-looking statements are based on assumptions and are subject to numerous risks and uncertainties, including the fulfillment of the conditions to the Offer, many of which are outside of the Company’s control, which could cause actual results to differ materially from those expressed in or implied by my statements. Accordingly, you should use caution when considering any forward-looking statement I may make and do not lose sight of the aforementioned assumptions, risks and uncertainties. Forward-looking statements I make are made only as of the date I make them, and the Company is not undertaking an obligation to publicly update any of these forward looking statements as actual events unfold. The Company describes risks, uncertainties and assumptions that could affect the outcome or results of operations in the “Risk Factors” section of our Annual Report on Form 10-K for the fiscal year ended December 31, 2015 that it has filed with the Securities and Exchange Commission.